FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of June 30, 2004 and 2005 are as follows:

	2004 ThU.S.$	2005 ThU.S.$
Assets
Current assets	1,311,721	1,620,041
Property, plant and equipment	4,496,836	5,173,162
Other assets	103,703	84,934

Total assets	5,912,260	6,878,137

	2004 ThU.S.$	2005 ThU.S.$
Liabilities and Shareholders’ Equity
Current liabilities	226,167	455,630
Long-term liabilities	1,976,519	2,382,596
Minority interest	6,471	11,269
Shareholders’ equity	3,703,103	4,028,642

Total liabilities and shareholders’ equity	5,912,260	6,878,137

Total assets increased by 16.3%, or U.S.$ 966 million, from June 30, 2004 to June 30, 2005. This increase is mainly attributable to a U.S.$ 676 million increase in property, plant and equipment, a U.S.$130 million increase in marketable securities and a U.S.$110 million increase in trade accounts receivables.

Total liabilities increased by U.S.$ 635 million from June 30, 2004 to June 30, 2005. This increase is mainly attributable to an increase in net long-term bank borrowings of U.S.$ 146 million and an increase of U.S.$ 404 million in bonds.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	06/30/04	12/31/2004	06/30/2005
Current ratio	5.80	3.29	3.56
Acid ratio	3.62	2.03	2.27

The decrease in the current and acid ratios from 2004 to 2005 is primarily attributable to an increase in current liabilities on transferring to the bond obligations short-term.

The debt ratio was at 0.59 and 0.70 in June 30, 2004 and June 30, 2005, respectively.

Debt indicators	06/30/04	12/31/2004	06/30/2005
Debt to equity ratio	0.59	0.57	0.70
Short-term debt to total debt	0.10	0.19	0.16
Long-term debt to total debt	0.90	0.81	0.84
Financial expenses covered	6.95	6.89	5.18

Current liabilities went from 10% of total liabilities at the end of 2004 to 16% of total liabilities at the end of June 30, 2005, due to the increase in short-term bonds.

The ratio of financial expenses covered decreased from 6.95 points to 5.18 points in 2005. The decrease is attributable to an increase in financial expenses in 2005 and a lower net income in 2005.

Operational ratios	06/30/04	12/31/2004	06/30/2005
Inventory turnover	0.85	1.88	1.02
Inventory turnover (excluding forests)	1.52	3.41	1.71
Inventory permanence (days)	210.61	191.97	175.80
Inventory permanence (excluding forests)	118.61	105.52	105.02

The ratio of inventory turnover increased from 0.85 to 1.02 points. The increase is primarily attributable to an increase in sales volume in 2005 in relation to the previous period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

	06/30/2004 ThU.S.$	12/31/2004 ThU.S.$	06/30/2005 ThU.S.$
Operating income
Pulp	472,799	1,006,382	504,719
Sawn timber, cut wood, plywood and fiber panels	430,127	986,322	564,446
Forestry products	31,522	61,685	40,898
Other	6,990	20,663	23,831

Total operating income	941,438	2,075,052	1,133,894

	06/30/2004 ThU.S.$	12/31/2004 ThU.S.$	06/30/2005 ThU.S.$
Operating costs
Timber	81,891	222,208	147,880
Forestry work	81,537	168,630	88,249
Depreciation	56,382	126,000	75,180
Other costs	164,450	367,021	227,731

Total operating costs	384,260	883,859	539,040

Analysis of Operating Income

Operating income includes net income of U.S.$ 379 million in 2005 compared to U.S.$ 383 million in 2004, a decrease of U.S.$ 4 million, primarily due to an increase in administration and sales expenses.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of U.S.$ 55 million during 2004, compared to a non-operating loss of U.S.$73 million in 2005. The change was primarily caused by financial expenses, which increased U.S.$18 million in 2005.

	06/30/2004	12/31/2004	06/30/2005
Profitability ratios
Equity yield	7.63	15.50	6.44
Asset performance ratio	4.80	9.78	3.89
Operating asset ratio	7.03	13.59	6.01
Income per share (U.S.$)	2.35	5.22	2.20
EBITDA *	444,943	981,155	460,043
Income after tax (ThU.S.$)	263,387	585,271	246,093

*	Income before income tax, interest, depreciation, amortization and extraordinary items.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION

Pulp

The market for pulp continues to show signs of weakness. Contributing to this trend is the fact that, on the one hand, there is less demand from the United States and, on the other hand, the number of companies that offer short fiber pulp in the market has increased. The price of long fiber pulp is approaching its lowest level.

Arauco’s competition in pulp production is predominately concentrated in Brazil, Canada, the United States and the Scandinavian countries.

Arauco has an approximately six percent market share in the global bleached pulp market, taking into account the opening of the Valdivia Plant. The plant is the largest investment made by Arauco in the last decade.

Wood

The market for sawn timber has experienced an increase in demand, resulting in better prices in the Middle East, in Mexico and in Asia. In the domestic market, however, sales have decreased, although prices have risen.

The price on remanufactured wood products has fallen. However, an improvement is expected during the second quarter of the year due to the reduction in inventories.

Panels

The American market for panels continues to show a positive price tendency, which has allowed the commercialization of the production from the new Itata panel plant. Demand has fallen in the domestic market.

Regarding MDF, a small decrease in sales prices has been observed.

Itata Project

The Itata project contemplated the construction of a mill, a panel plant, a cutting plant and a thermal plant for steam generation and electric production its first phase of construction, with an investment of U.S.$ 140 million. The first phase has developed as planned and began operations at the end of 2004. In its second phase, the project contemplates the construction of a pulp plant with a projected opening in mid-2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

4.	ANALYSIS OF CASH FLOW

	06/30/2004 ThU.S.$	12/31/2004 ThU.S.$	06/30/2005 ThU.S.$
Operating cash flow	366,334	716,058	399,468
Cash flow from financing activities	(72,465)	(127,601)	299,396
Cash flow from investment activities	(364,340)	(787,841)	(477,804)

Net cash flow for the period	(70,471)	(199,384)	221,060

The increase in operating cash flow to U.S.$ 399 million in 2005 from U.S.$ 366 million in 2004 was due to an increase of trade accounts receivable partially offset by an increase in payments to suppliers and interest paid.

The net positive cash flow from financing activities of U.S.$ 299 million was due to higher bank borrowings and bond issuances in 2005 than in 2004.

The variation in cash flow from investment activities is largely due to the impact of an increase in investments in related companies in 2005, particularly the acquisition of the Brazilian company, L.D. Forest Products S.A.

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of June 30, 2005, a relation between fixed rate debts and total consolidated debt of approximately 77%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

	As of June 30,
ASSETS	2004	2005
	(U.S.$ in thousands)
CURRENT ASSETS:
Cash	9,928	12,489
Time deposits	94,142	72,760
Marketable securities (note 3)	340,741	470,765
Trade accounts receivable (note 4)	229,797	340,093
Notes receivable	4,702	5,109
Other receivables	39,983	24,382
Notes and accounts receivable from related parties (note 18)	3,010	2,551
Inventories (note 5)	463,736	545,955
Recoverable taxes	47,944	56,004
Prepaid expenses	29,548	38,434
Deferred tax assets (note 15)	903	3,174
Other current assets	47,287	48,325

Total current assets	1,311,721	1,620,041

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	383,677	439,859
Forests	1,999,278	2,161,365
Buildings and other infrastructure	1,650,627	1,742,560
Machinery and equipment	1,800,182	1,841,116
Other	405,516	872,596
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(1,811,213)	(1,953,103)

Net property, plant and equipment	4,496,836	5,173,162

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	47,867	71,970
Investments in other companies	201	241
Goodwill (note 8)	10,506	9,429
Negative goodwill (note 8)	(3,564)	(49,904)
Long-term receivables	9,926	10,818
Intangibles	568	721
Amortization	(217)	(317)
Other (note 9)	38,416	41,976

Total other non-current assets	103,703	84,934

Total assets	5,912,260	6,878,137

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets, continued

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

	As of June 30,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2004	2005
	(U.S.$ in thousands)
CURRENT LIABILITIES:
Current bank borrowings (note 10)	16,090	6,641
Current portion of long-term bank borrowings (note 14)	2,216	25,495
Current portion of bonds (note 12)	33,640	213,015
Current portion of other long term liabilities	306	496
Dividends payable	2,619	1,470
Trade accounts payable	96,801	117,043
Notes payable	—	4,120
Sundry accounts payable	4,566	12,237
Notes and accounts payable to related companies (note 18)	1,049	1,165
Accrued liabilities (note 13)	31,843	47,479
Withholding taxes	5,782	11,273
Income tax payable	28,119	10,803
Deferred income	2,481	3,617
Other current liabilities	655	776

Total current liabilities	226,167	455,630

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	401,849	547,861
Bonds (note 12)	1,457,500	1,682,500
Notes payable	1	—
Sundry accounts payable	5,630	5,075
Accrued liabilities	13,143	16,683
Deferred tax liabilities (note 15)	92,899	96,368
Other long-term liabilities	5,497	34,109

Total long-term liabilities	1,976,519	2,382,596

Minority interest (note 23)	6,471	11,269

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,397,141	1,375,519
Retained earnings	1,686,520	2,051,069
Net income for the period	266,266	248,878

Total shareholders’ equity	3,703,103	4,028,642

Total liabilities and shareholders’ equity	5,912,260	6,878,137

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

	Six-month period ended June 30,
	2004	2005
	(U.S.$ in thousands)
OPERATING INCOME:
Sales revenue	941,438	1,133,894
Cost of sales	(384,260)	(539,040)
Gross profit	557,178	594,854
Administration and selling expenses	(174,042)	(215,912)

Operating income	383,136	378,942

NON-OPERATING INCOME:
Interest income	12,587	13,215
Share of net income of related companies (note 7)	2,098	3,529
Other non-operating income (note 21)	3,856	5,244
Amortization of goodwill (note 8)	(2,064)	(1,754)
Interest expenses	(55,662)	(73,974)
Other non-operating expenses (note 22)	(6,259)	(9,221)
Price-level restatement (note 1)	(8)	217
Foreign currency exchange rate (note 1)	(9,454)	(10,103)

Non-operating loss	(54,906)	(72,847)

Income before taxes, minority interest and amortization of negative goodwill	328,230	306,095
Income taxes (note 15)	(64,687)	(60,002)
Income before minority interest and amortization of negative goodwill	263,543	246,093
Minority interest (note 23)	(156)	(25)
Income before amortization of negative goodwill	263,387	246,068
Amortization of negative goodwill (note 8)	2,879	2,810

Net income	266,266	248,878

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

	Six-month period ended June 30,
	2004	2005
	(U.S.$ in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	266,266	248,878
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	1,300	(433)
Items affecting income not involving the movement of cash:
Depreciation	59,143	78,245
Amortization of intangibles	14	16
Write-offs and provisions	1,060	2,947
Profit from investments accounted for under the equity method	(2,098)	(3,529)
Amortization of goodwill	2,064	1,754
Amortization of negative goodwill	(2,879)	(2,810)
Net price level restatement	8	(217)
Foreign currency exchange rate	9,454	10,103
Others	19,281	29,952
Decrease (Increase) in current assets:
Clients and debtors	(157,998)	(33,432)
Inventory	(27,110)	(8,053)
Other current assets	(99,099)	(19,042)
Increase (Decrease) in current liabilities:
Suppliers and creditors	224,723	32,217
Interest payable	532	8,241
Provision for income taxes	32,580	3,454
Other current liabilities	39,093	51,177

Net cash flows from operating activities	366,334	399,468

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

	Six-month period ended June 30,
	2004	2005
	(U.S.$ in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	45,599	102,623
Bonds issue	—	400,000
Loans paid	(31,090)	(63,769)
Other expenditures	(186)	(3,471)
Dividends paid	(86,788)	(135,987)

Net cash flow from financing activities	(72,465)	299,396

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	2,090	831
Purchase of property, plant and equipment	(338,776)	(335,619)
Permanent investments	(6,686)	(180,293)
Capitalized interest paid	(12,378)	(6,768)
Other investments	(8,590)	44,045

Net cash flow from investment activities	(364,340)	(477,804)

Net cash flows from operating, investing and financing activities	(70,471)	221,060

Effect of inflation	(12,280)	(11,981)

Net decrease in cash and cash equivalents	(82,751)	209,079
Cash and cash equivalents at beginning of period	550,066	356,609

CASH AND CASH EQUIVALENTS AT END OF PERIOD	467,315	565,688

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) are principally engaged in the production of pulp, forestry and wood products and the management of their forestry assets. Arauco owns and operates facilities in Chile, Argentina and Uruguay and has customers throughout the world including Asia, Europe, North America and central and South America.

The accompanying consolidated financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The consolidated financial statements as of June 30, 2004 and 2005 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of June 30, 2005			Total as of June 30, 2004
Subsidiary company	Direct %	Indirect %	Total %	Total %
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Do Brasil Ltda. (Brazil)	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Europe S.A. (Switzerland)	0.01	99.97	99.98	99.98
Arauco Forest Products B.V. (The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	97.15	2.84	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	1.00	98.99	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Controladora de Plagas Forestales S.A.	—	51.09	51.09	51.09
Arauco Distribución S.A. ( ex - Distribuidora Centromaderas S.A.)	—	99.99	99.99	99.99
Forestal Arauco Costa Rica S.A. (Costa Rica)	10.00	89.99	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0.15	99.84	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Celsur S.A.	—	—	—	99.93
Forestal Cholguán S.A.	—	97.31	97.31	97.31
Forestal Conosur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Los Lagos S.A.	—	79.94	79.94	—
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	31.99	68.00	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
L.D. Forest Products S.A. (Brazil)	—	99.99	99.99	—
Molduras Trupán S.A.	1.00	98.99	99.99	99.99
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Placas Do Parana S.A. (Brazil)	—	99.99	99.99	—
Servicios Logísticos Arauco S.A.	45.00	54.96	99.96	99.96
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records, continued

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos on the basis of general price level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso.

(c)	Price-level restatement and foreign currency exchange rate

(i) Price-level restatement

The charge or credit in the consolidated financial statements for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each period; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

(ii) Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the period. The net purchasing power gain or loss calculated as described above and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

Price-level restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(ii) Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous June 30
June 30, 2004	115.87	1.1%
June 30, 2005	118.96	2.7%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous May 31
May 31, 2004	115.37	0.6%
May 31, 2005	118.47	2.7%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii) Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
June 30, 2004	17,014.95
June 30, 2005	17,489.25

(iv) Foreign currency exchange rate

The foreign currency exchange rate gain or losses represents the change in the value of assets and liabilities denominated in foreign currencies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(v) Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At June 30,
	2004 U.S.$ 1	2005 U.S.$ 1
Chilean peso (Ch$)	636.30	579.00
Euro	0.82	0.83
Argentinian peso (Ar$)	2.96	2.89
Brazilian real (R$)	3.08	2.33

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are recorded for in the income statement as a foreign currency exchange rate gain or losses in the period in which they arise.

The credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Six-month period ended June 30,
	2004 ThU.S.$ Credit (Charge)	2005 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(186)	(486)
Property, plant and equipment, net	142	407
Inventories	—	76
Other assets and liabilities, net	52	49

Net effect on income	8	46

Price-level restatement of income statement accounts	(16)	171

Credit (charge) to income by CPI	(8)	217

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for foreign currency exchange rate:

	Period ended June 30,
	2004 ThU.S.$ Credit (Charge)	2005 ThU.S.$ Credit (Charge)
Assets restated by foreign currency
Trade accounts receivable	(383)	1,566
Other assets	(17,565)	(11,497)
Liabilities restated by foreign currency
Bonds	—	(914)
Other liabilities	8,494	742

Net effect on income from foreign currency	(9,454)	(10,103)

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest, which approximates market value. Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investment in money market funds are stated at market value based on period-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the lower of cost of market, primarily using the average costs or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the period, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment

(i) Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

The Company has conducted an impairment analysis of its significant assets and concluded that no impairment charge is necessary.

(ii) Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the consolidated income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves.”

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence when its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from intercompany transactions.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Effective January 1, 2000 the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 y 69 of the Chilean Institute of Accountants and Circular 1466 of the Chilean Securities Commission. The effects of deferred income taxes at January 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (complementary accounts”) and were recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes at January 1, 2000 are recognized in income as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax assets to an amount that is more likely than not to be realized.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit as of the end of each reporting period, discounted at a real annual interest rate of 5%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred. The cost of research and development charged to income was U.S.$1,055 thousand and U.S.$ 1,326 thousand for the periods ended June 30, 2004 and 2005, respectively.

(l)	Negative goodwill on investments

Any excess of the fair value of net assets (book value until December 31, 2003) of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of fair value of net assets (book value until December 31,2003) is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months. Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and in general, all cash flows not defined as from financing or investing activities. The operating concepto used in this statement is broader than that in the consolidated statements of income.

(o)	Interest rate swaps

Derivative financial instruments are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Chilean Institute of Accountants.

(p)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(q)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

(r)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities, net of deferred interest.

(s)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(t)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.

(u)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “Other assets.”

(v)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants (“B.T. No. 64”). In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. Accordingly, the Company has remeasured the operations of its Argentinian subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

•	Monetary assets and liabilities are translated at period-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant period.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment,” as the foreign investment itself was measured in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

The Company uses an exchange rate of 2.887 Argentinian pesos per U.S. dollar in translating its assets and liabilities denominated in Argentinian pesos into U.S. dollars, pursuant to Chilean Securities Commission instructions and in accordance with B.T. No. 64. The recognition resulted in a profit of U.S.$2,341 thousand.

As of June 30, 2005, the Company’s investments in Argentina represented 9.2% of its consolidated assets, compared to 10.7% as of June 30, 2004.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, were as follows:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Mutual fund units	340,741	470,765

Total marketable securities	340,741	470,765

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Trade accounts receivable	234,390	348,921
Allowance for doubtful accounts	(4,593)	(8,828)

Total trade accounts receivable	229,797	340,093

As of June 30, 2004 and 2005, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Finished goods (pulp)	30,142	51,160
Finished goods (timber and panels)	103,112	151,770
Finished goods on consignment (pulp)	32,993	20,640
Work in progress	4,322	8,557
Sawlogs, pulpwood and chips	25,660	27,305
Raw material	61,335	65,321
Forests under exploitation	193,497	198,776
Pending imports	237	3,238
Other	12,438	19,188

Total inventories	463,736	545,955

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Buildings and other infrastructure	2,775	2,552
Machinery and equipment	353	258

Total increase in value due to technical revaluation of property, plant and equipment	3,128	2,810

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	58,933	78,037
Technical revaluation	210	208

Total	59,143	78,245

Accumulated depreciation was as follows:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,746,501	1,888,073
Technical revaluation	64,712	65,030

Total	1,811,213	1,953,103

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

Forests

The cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Cost of forests	647,570	835,596
Commercial valuation increment	1,351,708	1,325,769

Total	1,999,278	2,161,365

7.	INVESTMENTS IN RELATED COMPANIES

During 2005, Arauco made the following investments in related companies:

On January 6, 2005, through the subsidiary Forestal Valdivia S.A., Arauco acquired 80% of the company Forestal Los Lagos S.A. for U.S.$ 21.4 million. As a result of this investment, U.S.$ 3.7 million was allocated to adjustment of acquired assets and U.S.$ 2.3 million to goodwill.

On March 9, 2005, through our Brazilian subsidiary Arauco Do Brasil Ltda., Arauco acquired the Brazilian company L.D. Forest Products S.A. for U.S.$ 158.8 million. As a result of this investment, U.S.$ 45.7 million was allocated to adjustment of acquired assets and U.S.$ 51.7 million to a negative goodwill.

Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

During 2004, Arauco made the following investment in related companies:

On January 5, 2004, the subsidiary Forestal Celco S.A. acquired 149,999,999 shares and the subsidiary Forestal Arauco S.A. acquired one share of Forestal Celsur S.A. for U.S.$ 6.7 million. In December 2004, Forestal Celco S.A. and Forestal Celsur S.A. were merged.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES, continued

The investments in related companies at each period-end were as follows:

	As of June 30,
	Percentage Participation		Investment Value		Net income of investee
	2004%	2005%	2004 ThU.S.$	2005 ThU.S.$	2004 ThU.S.$	2005 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	17,638	20,723	1,053	1,198
Inversiones Puerto Coronel S.A.	50.00	50.00	8,925	10,548	897	802
Servicios Corporativos Sercor S.A.	20.00	20.00	493	760	62	148
Eka Chile S.A.	50.00	50.00	20,811	23,267	86	(240)
Dynea Brasil S.A.	0.00	99.99	—	16,672	—	1,621

Total			47,867	71,970	2,098	3,529

8.	GOODWILL AND NEGATIVE GOODWILL

a) Negative goodwill as of each period-end was as follows:

	As of June 30,
	2004		2005
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Alto Paraná S.A.	187	156	—	—
Licancel S.A.	454	227	—	—
Forestal Cholguán S.A.	2,211	3,143	926	5
Maderas Prensadas Cholguán S.A.	27	38	15	1
L.D. Forest Products S.A. (*)	—	—	1,869	49,898

Total negative goodwill	2,879	3,564	2,810	49,904

(*)	Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

b) Goodwill as of each period-end was as follows:

	As of June 30,
	2004		2005
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Forestal El Aguaray S.A.	10	—	—	—
Paneles Arauco S.A.	393	982	393	197
Eka Chile S.A.	1,211	8,474	1,211	6,052
Southwoods-Arauco Lumber L.L.C.	450	1,050	150	750
Forestal Los Lagos S.A.	—	—	—	2,430

Total goodwill	2,064	10,506	1,754	9,429

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Recoverable taxes	21,366	21,526
Bond issue expenses	12,763	13,256
Discounts on bond issues	1,874	3,292
Other	2,413	3,902

Total other non-current assets	38,416	41,976

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of period-end were as follows:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Total outstanding	16,090	6,641
Principal outstanding	16,012	6,494
Weighted average annual interest rate	4.69%	0.00%

Current bank borrowings were denominated as follows:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Obligations in foreign currency	16,090	6,000
Obligations in local currency	—	641

Total current bank borrowings	16,090	6,641

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

11.	CURRENT LIABILITIES

(a) The following liabilities, excluding bank borrowings, fall due within one year:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Current portion of bonds	33,640	213,015
Current portion of other long-term liabilities	306	496
Trade accounts payable	96,801	117,043
Accounts and notes payable to related parties	1,049	1,165
Current provisions	31,843	47,479
Sundry accounts payable and other liabilities	44,222	44,296

Total	207,861	423,494

(b) The percentages of these obligations in foreign and local currency, were as follows at period-end:

	As of June 30,
	2004%	2005%
Foreign currency	53.29	85.57
Local currency	46.71	14.43

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had seven series of Yankee Bonds outstanding as of June 30, 2005.

The balances of the bonds were as follows:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Current
Yankee Bonds 1st Issue	292	292
Yankee Bonds 2nd Issue	8,381	183,381
Yankee Bonds 3rd Issue	8,749	8,749
Yankee Bonds 4th Issue	8,914	8,914
Yankee Bonds 5th Issue	7,304	7,304
Bonds 144 A	—	4,375

Total current (including accrued interest)	33,640	213,015

Long-term
Yankee Bonds 1st Issue	100,000	100,000
Yankee Bonds 2nd Issue	400,000	225,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000
Bonds 144 A	—	400,000

Total long-term	1,457,500	1,682,500

Less total accrued interest	33,640	38,015

Total principal outstanding	1,457,500	1,857,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue	Bonds 144 A
Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003	April 20, 2005

Authorized Amount (nominal)	12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000

Authorized Amount (outstanding)	12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 270,500	10 years ThU.S.$ 387,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000

Issue amount	12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000

Amounts Authorized but not issued	—	—	—	—	—	—
Principal Repayment	December 2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013	April 2015

Interest rate (excluding effects of any interest rate swap)	7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%	5.625%
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

As of June 30, 2005, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2005 (*)	213,015
2006	—
2007	100,000
2008	—
2009	100,000
2010 and thereafter	1,482,500

Total	1,895,515

(*)	This amount includes U.S.$38,015 thousand of accrued interest.

13.	ACCRUED LIABILITIES

(a) Accrued liabilities were as follows:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Accrual for staff vacations	5,219	7,069
Plant maintenance accrual	9,084	11,438
Standby letters of credit	658	304
Accrual for contingencies	2,851	2,039
Staff severance indemnities	1,070	1,926
Selling and other transportation costs provisions	1,691	2,755
Electrical expense provision	1,403	4,386
Staff salary and benefits	895	2,842
Forestry activity expenses	243	989
Pending monthly provisional payments	4,991	5,454
Chlorate Plant provision	1,315	1,251
Technical assistance provision	—	1,080
Services and fees provision	—	1,198
Other current liabilities	2,423	4,748

Total accrued liabilities	31,843	47,479

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES, continued

(b) Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Balance at beginning of period	14,613	17,429
Adjustment of the period	(78)	506
Provision with charge to assets	—	120
Payments during the period	(353)	(337)

Balance as of period-end	14,182	17,718

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Shown in the balance sheet as:
Current	1,070	1,926
Long-term	13,112	15,792

Total	14,182	17,718

14.	LONG-TERM BANK BORROWINGS

(a) Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

Bank or financial institution	Denomination	As of June 30, 2004		As of June 30, 2005
		Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$
J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	250,000	379	250,000	68
Tesoro Argentino (2)	U.S.$	1,849	633	1,364	742
J.P. Morgan-Chase Bank (3)	U.S.$	150,000	1,204	—	—
Citigroup (Revolving Facility) (4)	U.S.$	—	—	240,000	3,062
Santander Overseas Bank Inc. (5)	U.S.$	—	—	12,000	—
Banco Alfa	U.S.$	—	—	4,000	1,002
Banco Alfa	R$	—	—	289	418
Banco Itau	R$			10,194	2,665
Banco Itau	U.S.$	—	—	3,311	2,114
Banco Safra	R$	—	—	7,292	6,208
Banco Modal	R$	—	—	5,531	880
Banco Sampo	U.S.$	—	—	11,457	3,296
Banco Abn	U.S.$	—	—	2,423	1,000
Banco HSBC	U.S.$	—	—	—	4,040

Total long-term bank borrowings		401,849	2,216	547,861	25,495

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

The weighted average interest rates for long-term foreign currency-denominated debt for the six month periods ended June 30, 2004 and 2005 were 6.7% and 6.3%, respectively.

Six-month LIBOR on June 30, 2004 and 2005 was 1.94% and 3.69%, respectively.

(1)	The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which begin December 12, 2006.

(2)	Alto Paraná owed an initial aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

(3)	The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars, and had a variable interest rate of LIBOR plus 0.85%. Interest payments were due semi-annually, while the loan principal was repayable in five semi-annual payments, which were to begin on February 7, 2006. The loan was prepaid in August 2004.

(4)	On August 3, 2004, the Company obtained a syndicated loan for U.S.$ 240 million with a group of banks lead by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The credit is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes.

The term of the credit is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

(5)	The subsidiary Forestal Los Lagos S.A. obtained a U.S.$ 12 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.50%. Interest payments are due semi-annually while the loan principal is repayable in seven semi- annually payments, which begin on January 2, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(b) Debt distribution

As of June 30, 2004 and 2005, long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in U.S. dollars.

(c) Maturity of long-term bank borrowings

As of June 30, 2005, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2006	54,539
2007	129,285
2008	185,380
2009 and thereafter	178,657

Total	547,861

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

15.	INCOME TAXES

(a) Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$54,691 thousand and U.S.$50,672 thousand for the periods ended June 30, 2004 and 2005, respectively. Furthermore, Arauco established provisions for U.S.$ 30 thousand as of June 30, 2004 and U.S.$ 45 thousand as of June 30, 2005, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(a) Taxable income, continued

The detail of income tax expense is as follows:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Income tax	(54,691)	(50,672)
Adjustment to prior year’s tax expense	770	1,863
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(30)	(45)
Deferred income tax	(10,445)	(10,819)
Amortization of complementary accounts	(340)	(329)
Changes in valuation provision	49	—

Total Income Tax	(64,687)	(60,002)

(b) Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of June 30, 2005 were as follows:

	Retained Earnings		Shareholders’
	With Credit ThU.S.$	Without Credit ThU.S.$	Tax Credit ThU.S.$
Balance as of December 30, 2003	43,799	1,106	8,655
Balance as of December 30, 2004	237,566	59,468	47,136

Total	281,365	60,574	55,791

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c) Deferred taxation

As explained in note 1(h), as of June 30, 2004 and 2005 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of June 30, 2004
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,085	137	—	—
Deferred revenues	849	—	—	—
Accrual for staff vacations	805	—	—	—
Production costs	—	—	6,798	—
Value difference and property, plant and equipment depreciation	—	—	237	101,073
Capitalized expenses	—	—	4,560	7,045
Obsolescence reserve	1,127	—	—	—
Debt issue and project expenses	—	—	—	2,612
Staff severance indemnities	1,800	615	—	—
Tax loss carry forwards	2,719	1,765	—	—
Property, plant and equipment valuation	—	34,309	—	14,399
Accrual for contingencies	408	—	—	—
Plant maintenance accrual	872	—	—	—
Argentine peso devaluation	2,103	2,103	—	—
Other	2,703	562	254	2,181

Total	15,471	39,491	11,849	127,310

Complementary accounts, net of accumulated amortization (1)	(2,719)	(12,731)	—	(13,891)
Valuation provision	—	(6,240)	—	—

Total	12,752	20,520	11,849	113,419

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c) Deferred taxation, continued

	As of June 30, 2005
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,131	142	—	—
Deferred revenues	861	37	—	—
Accrual for staff vacations	985	—	—	—
Production costs	—	—	7,334	—
Capitalized expenses	—	—	6,291	11,065
Value difference and property, plant and equipment depreciation	—	—	397	113,686
Staff severance indemnities	1,973	710	—	—
Debt issue and project expenses	—	—	—	3,265
Obsolescence reserve	602	75	—	—
Accrual for contingencies	405	—	—	—
Tax loss carry-forwards	4,510	17,299	—	—
Property, plant and equipment valuation	—	30,670	—	13,010
Plant maintenance accrual	1,627	—	—	—
Argentine peso devaluation	2,088	2,088	—	—
Other	5,748	581	1,145	2,164
Leasing assets	130	475	—	—

Total	21,060	52,077	15,167	143,190

Complementary accounts, net of accumulated amortization (1)	(2,719)	(14,379)	—	(15,152)
Valuation provision	—	(6,028)	—	—

Total	18,341	31,670	15,167	128,038

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$ 384 thousand during the period ending June 30, 2004 and U.S.$ 16 thousand during the period ending June 30, 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

		At June 30,
	Currency	2004 ThU.S.$	2005 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	6,368	4,498
Cash and banks	Ch$	2,646	3,634
Cash and banks	Ar$	223	330
Cash and banks	R$	—	908
Cash and banks	Other currencies	691	3,119
Time deposits and marketable securities	U.S.$	271,228	358,979
Time deposits and marketable securities	Ch$	4,802	73,930
Time deposits and marketable securities	R$	—	10,336
Time deposits and marketable securities	Euro	158,853	100,280
Trade accounts receivable	U.S.$	192,726	265,058
Trade accounts receivable	Ch$	30,101	30,873
Trade accounts receivable	Ar$	1,081	3,909
Trade accounts receivable	R$	—	29,613
Trade accounts receivable	Euro	5,312	8,288
Trade accounts receivable	Other currencies	577	2,352
Other accounts receivable	U.S.$	12,544	6,330
Other accounts receivable	Ch$	19,487	13,078
Other accounts receivable	Ar$	7,928	3,960
Other accounts receivable	Other currencies	24	1,014
Inventories	U.S.$	453,102	528,838
Inventories	Ch$	10,634	17,117
Other current assets	U.S.$	46,311	69,618
Other current assets	Ch$	59,264	58,158
Other current assets	Ar$	25,302	19,253
Other current assets	R$	—	4,227
Other current assets	Other currencies	2,517	2,341

Total current assets		1,311,721	1,620,041

Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	4,475,335	5,128,572
Property, plant and equipment	Ch$	21,501	44,590
Other assets	U.S.$	72,265	52,381
Other assets	Ch$	8,674	9,160
Other assets	Ar$	22,764	22,819
Other assets	R$	—	552
Other assets	Other currencies	—	22

Total property, plant and equipment and other assets		4,600,539	5,258,096

Total assets		5,912,260	6,878,137

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At June 30,
	Currency	2004 ThU.S.$	2005 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	4,465	6,641
Current bank borrowings	Other currencies	11,625	—
Current bank borrowings	R$	—	10,171
Current portion of long-term bank borrowings	U.S.$	2,216	15,324
Current portion of bonds	U.S.$	33,640	213,015
Notes and trade accounts payable	U.S.$	18,534	65,277
Notes and trade accounts payable	Ch$	61,815	31,084
Notes and trade accounts payable	Other currencies	8,906	8,550
Notes and trade accounts payable	R$	—	2,935
Notes and trade accounts payable	Ar$	7,546	9,197
Other current liabilities	U.S.$	19,545	25,793
Other current liabilities	Ch$	35,284	30,015
Other current liabilities	Other currencies	1,501	5,238
Other current liabilities	R$	—	18,500
Other current liabilities	Ar$	21,090	13,890

Total current liabilities		226,167	455,630

Long-term liabilities:
Long-term bank borrowings	U.S.$	401,849	524,555
Long-term bank borrowings	R$	—	23,306
Bonds	U.S.$	1,457,500	1,682,500
Other long-term liabilities	U.S.$	5,413	4,261
Other long-term liabilities	Ch$	111,673	111,350
Other long-term liabilities	Other currencies	—	196
Other long-term liabilities	R$	—	32,732
Other long-term liabilities	Ar$	84	3,696

Total long-term liabilities		1,976,519	2,382,596

Total liabilities		2,202,686	2,838,226

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	As of June 30,
Company	Relationship	2004 ThU.S.$	2005 ThU.S.$	Transaction
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	1,106	62	Accounts receivable
Fundación Educacional Arauco	Affiliate	899	107	Accounts receivable
Eka Chile S.A.	Affiliate	1,005	2,181	Accounts receivable
Abastible S.A.	Affiliate	—	201	Accounts receivable

Total current assets		3,010	2,551

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	20	502	Accounts payable
Forestal del Sur S.A.	Afíliate	—	4	Accounts payable
Puerto de Lirquén S.A.	Afíliate	262	193	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	699	462	Accounts payable
Abastible S.A.	Affiliate	53	—	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	12	—	Accounts payable
Compañía de Turismo de Chile Ltda.	Affiliate	3	3	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	—	1	Accounts payable

Total current liabilities		1,049	1,165

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the periods ended June 30, 2004 and 2005, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Period ended June 30,
	2004 ThU.S.$	2005 ThU.S.$
(a) Compañía de Petróleos de Chile Copec S.A.:
Purchases of fuel	9,621	14,600
Received rent	(2)	(2)
Other purchases	—	1
(b) Puerto de Lirquén S.A.:
Port services	1,431	1,595
(c) Abastible S.A.:
Purchases of fuel	181	239
(d) Compañía de Seguros Generales Cruz del Sur S.A.:
Direct insurance premiums	1,408	1,668
(e) Cía. Puerto de Coronel S.A:
Stockpiling services	2,547	2,305
(f) Portaluppi, Guzmán y Bezanilla Abogados Legal advice	394	490
(g) Eka Chile S.A.
Purchase of sodium chlorate	7,684	8,162
Engineerings services	—	—
Electricity sale	(5,191)	(8,771)
Other sales	(18)	(20)
Other purchases	374	242
(h) Forestal del Sur S.A.
Purchase of wood and timber	—	1,894
Sales of chips	—	1,627
Administrative services	—	41
Purchase of assets	—	244
Other purchases	—	500
Reimbursement of expenses (purchases)	—	2
Received rent	—	(1)
Reimbursement of expenses (sales)	—	(2)
(i) Sigma Servicios Informáticos S.A.
Information services	—	5

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to bonds (Títulos de Deuda) issued under the Financial Trust “Argentine Collateral Trust I” dated June 13, 2001 under the laws of the Republic of Argentina, for the amount of U.S.$ 250 million due on December 2008.

Joint guarantee of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (COREMA) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No. 387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Fiscal Units (“UTM”) (1 UTM = Ch$ 30.610 as of June 30, 2005 for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19.300).

The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

2)	Based on the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valvidia’s Department of Health Services resolved to fine Arauco 1,000 UTM and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

3)	Through Ordinance No. 61 dated March 31, 2004, the Director of Municipal Works of San José de la Mariquina informed to the Court of the Local Police that the Company did not have appropriate work approvals for certain buildings, leading to a proceeding, case No. 288-04.

Through a resolution dated April 5, 2004, the Court fined the Company Ch$502,699 thousand. However, on August 6, 2004, the Court of Appeals of Valdivia overturned that sentence and disqualified the judge from the case.

Through a resolution dated December 23, 2004, the Court of the Local Police of San José de la Mariquina fined the Company 13% of the total budget of the works, or Ch$326,754,632 for municipal benefit.

On January 14, 2005, the Company appealed the aforementioned resolution and on May 19, 2005, Valdivia’s Court of Appeal confirmed the sentence, but it reduced the fine to Ch$12,567,486. The Municipality of San José de la Mariquina filed a complaint against the resolution and the proceeding is currently pending.

4)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco 1,000 UTM, due to odors at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04, and the matter is currently in progress.

5)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the release of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the unauthorized spilling of fluids.

On January 11, 2005, Arauco filed its response, and through Resolution dated March 15, 2005, COREMA resolved to sanction the Company with an 800 UTM fine. Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

6)	On January 17, 2005, the Court of Appeals of Valdivia allowed a Protection Appeal filed by Mr. Vladimir Riesco jointly with other parties against the Company, which was accepted on April 18, 2005, ordering the Company to submit the differences between the project approved by COREMA and the project as finally executed and to stop the works until the approval of those differences by the environmental authorities. This resolution was appealed to the Supreme Court, which resolved, on May 30, 2005, to revoke the sentence of the Court of Appeals, disregarding the Protection Appeal. With this, the case has been closed.

7)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the River Cruces, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA decided to sanction the Company with a 1,400 UTM fine. Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

8)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTM. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, and the matter is currently in progress.

9)	Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office.

10)	On April 27, 2005, the Federal Defense Committee filed an indemnity demand (case 746-2005) against the Company in the First Civil Court of Valdivia for environmental harm and indemnities. The Company filed its response, and the matter is currently in progress.

11)	Through Rresolution No. 292 dated May 2, 2005, COREMA resolved to begin sanction proceedings against the Valvidia Plant for alleged violations of the parameters for industrial fluid waste. On May 13, 2005, the Company filed its response. Through Resolution No. 378, dated June 7, 2005, COREMA resolved to sanction the Company with a fine equivalent to 200 UTM.

12)	Through Resolution No. 377 dated June 6, 2005, COREMA resolved to amend the Resolution on Environmental Qualification, which contained the environmental approval of the Valdivia Plant. The aforementioned amendment modified the Resolution on Environmental Qualification to require, within indicated periods, proposals and actions regarding the following: an alternative discharge system for fluid industrial waste into the Cruces River, a method for lowering the authorized production of 550,000 annual tons of kraft cellulose by 20% until all the measures and terms set forth by the Resolution are met, adjustments to the parameters for effluents regarding carrying capacity; an evaluation of the use of aluminum sulphate in the effluents treatment system, incorporation of new measures of control and monitoring, submission to COREMA of the findings of the investigations made by the Catholic University of Chile under the study called “Integral Study of the Black Neck Swan in the Santuario de la Naturaleza Carlos Anwandter; Ecological Context and Biodiversity,” the commitment of a financial contribution to a project that will be created based on a program presented by CONAF to COREMA for its approval and lastly, submission to COREMA of proof of the study ratifying that industrial waste fluids are not toxic.

On June 14, 2005, the Company filed an appeal of reversal and hierarchical subsidy in order for COREMA to reconsider its decision regarding the amendments to the Resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

The appeal of reversal was resolved on July 22, 2005, partially accepting what was appealed. The hierarchical appeal is under process.

With the decision on the appeal of reversal, it was favorably resolved to modify certain environmental terms. Regarding the other issues, the Company waits for a clarification from the authorities.

13)	Through Resolution No. 428 dated July 6, 2005, COREMA resolved to begin a sanction proceeding against the Valdivia Plant due to an alleged mishandling of waste disposed in the dumping site of the Valdivia Plant. The Valdivia Plant filed its response, and the matter is pending final resolution.

14)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent, and the matter is currently in progress.

B)	Arauco is subject to the following legal sanctions and proceedings affecting its Arauco Plant:

1)	A Protection Appeal, dated August 24, 2004, filed by mayor of Lota, before the First Court of Appeals of Concepción, case No. 2714-2004, based on the nuisances caused by a turpentine spill at the Arauco Plant on August 23, 2004. On September 29, the Company appealed, and the appeal was rejected on April 18, 2005. Since the sentence was not appealed within the legally permitted time, this case has been closed.

2)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation related to the aforementioned turpentine spill. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM.

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

3)	Through a Fiscal Decision dated October 15, 2004, the Navy Administrative Authority of Talcahuano decided that, due to the aforementioned turpentine spill, the Company should be fined an amount equivalent to 5,000 gold pesos, but the final decision from the Maritime Governor is still pending.

4)	Through a Fiscal Decision dated January 3, 2005, supplemented by a Fiscal Decision dated April 25, 2005, the Navy Administrative Authority of Talcahuano decided that, due to the industrial waste fluids discharge on October 13, 2004, the Company should be fined an amount equivalent to 7,500 gold pesos, but the final decision from the Maritime Governor is still pending.

5)	On June 7, 2005, individuals and associations related to small-scale fishers in Laraquete and Arauco filed a criminal complaint in Warranty Court for violation of Article 136 of the Fishing Law relating to potential harm to the fishing resources in the area of the Arauco Plant. The investigation is in progress in the District Attorney’s office.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

C)	Arauco is subject to the following legal sanctions and proceedings affecting its Itata Forestry Industrial Complex:

1)	Through Resolution No. 17 dated January 12, 2005, COREMA filed proceedings against the Company applying sanctions against the Itata Forestry Industrial Complex. The Company filed an appeal on February 16, 2005, which is currently pending resolution.

2)	Regarding the Company’s subsidiary Paneles Arauco S.A., through Resolution No. 18 dated January 12, 2005, COREMA for the Eighth Region of Chile filed sanction proceedings against the Company regarding its panel plant located next to Itata’s Forestry Industrial Complex. The Company has filed an appeal, which is currently pending resolution.

3)	In January 2005, Deputy Mr. Alejandro Navarro Brain filed a proceeding in Warranty Court. The filing was in connection with the discharge of polluting substances into the Velenunque Estuary by the Itata Forestry Industrial Complex, allegedly taking place on December 31, 2004. The charge is for a violation of Article 291 of the Penal Code. The Public Ministry, after a four-month investigation, decided to declare itself incompetent, sending the case to the Quirihue District Attorney’s office, and their investigation is still pending resolution.

4)	On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Itata Forestry Industrial Complex, which had been approved on March 10, 2004. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed about the appeals, which are currently in progress.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Other contingencies

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach Ch$269,438 thousand, and have been recorded in the consolidated financial statements.

As of June 30, 2005, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Restrictions

Due to the liabilities presented in the categories of banks borrowings and bonds, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with JPMorgan Chase (Argentine Collateral Trust), must comply with the following ratios:

(i) the total financial liabilities (excluding JPMorgan Chase’s debt) must not be greater than 65% of its assets plus the debt with JPMorgan Chase; and

(ii) the ratio between EBITDA and excluded interests generated by the debt with JPMorgan Chase cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. were in compliance with these restrictions as of June 30, 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended June 30, 2004 and 2005 are as follows:

June 30, 2004	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2003	347,551	5,625	1,483,076	1,433,461	(65,221)	409,192	3,613,684
Prior year income allocation	—	—	—	409,192	—	(409,192)	—
Dividends paid	—	—	—	(156,133)	65,221	—	(90,912)
Forestry reserve	—	—	(82,939)	—	—	—	(82,939)
Forestry reserve of consolidated subsidiaries	—	—	(1,686)	—	—	—	(1,686)
Conversion adjustment related to subsidiaries	—	—	(1,310)	—	— —	—	(1,310)
Net income for the period	—	—	—	—	—	266,266	266,266

Balance as of June 30, 2004	347,551	5,625	1,397,141	1,686,520	—	266,266	3,703,103

June 30, 2005	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2004	347,551	5,625	1,459,746	1,686,520	(86,833)	590,444	4,003,053
Prior year income allocation	—	—	—	590,444	—	(590,444)	—
Dividend paid	—	—	—	(225,895)	86,833	—	(139,062)
Forestry reserve	—	—	(80,388)	—	—	—	(80,388)
Forestry reserve of consolidated subsidiaries	—	—	(1,087)	—	—	—	(1,087)
Conversion adjustment related to subsidiaries	—	—	(2,752)	—	—	—	(2,752)
Net income for the period	—	—	—	—	—	248,878	248,878

Balance as of June 30, 2005	347,551	5,625	1,375,519	2,051,069	—	248,878	4,028,642

The number of shares authorized, issued and outstanding as of June 30, 2004 and 2005 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Reimbursement of customs duties	2,131	2,146
Rental income	190	310
Insurance recoveries	153	659
Gain on sale of energy	60	—
Sale of materials and others	26	—
Inventory adjustment	129	—
Other income	1,167	1,696
Gain on sale of fixed assets	—	433

Total other non-operating income	3,856	5,244

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Other services and fees	9	139
Other depreciation and amortization	280	290
Write-off of damaged forest	549	168
Donations	79	101
Project expenses	761	751
Provision for uncollectible accounts receivable	184	185
Legal expenses	49	55
Taxes	1,678	3,027
Loss on sale of fixed assets	1,300	—
Sales expenses adjustment for the previous year	844	1,769
Other expenses	526	1,483
Indemnities	—	1,253

Total other non-operating expenses	6,259	9,221

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Alto Paraná S.A.	189	184
Forestal Arauco S.A.	1,677	1,700
Forestal Cholguán S.A.	4,406	4,636
Controladora de Plagas Forestales S.A.	199	209
Forestal Los Lagos S.A.	—	4,540

Total	6,471	11,269

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follow:

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Alto Paraná S.A.	(10)	(8)
Forestal Arauco S.A.	(48)	(47)
Forestal Cholguán S.A.	(90)	(90)
Controladora de Plagas Forestales S.A.	(8)	(18)
Forestal Los Lagos S.A.	—	138

Total	(156)	(25)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS

From the Chilean Securities Commission

During the period ended June 30, 2005, neither the Company nor any of its Directors or Executives has received sanctions from the Chilean Securities Commission.

Through Exempt Resolution No. 196 dated April 22, 2004, the Chilean Securities Commission levied a sanction of 15 UF against the Company for not submitting a list of shareholders as of March 31, 2004.

From other administrative authorities

Sanctions received during 2005:

1)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution dated March 15, 2005, COREMA resolved to sanction the Company with an 800 UTM fine. Arauco appealed that sanction on March 31, 2005, previous payment of 10% of the total claimed. The case is currently in progress.

2)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the River Cruces, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA decided to sanction the Company with a 1,400 UTM fine. Arauco appealed that sanction, previous payment of 10% of the total claimed. The case is currently in progress.

3)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTM. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, the matter is currently in progress.

4)	Through a Fiscal Decision dated January 3, 2005, supplemented by a Fiscal Decision dated April 25, 2005, the Navy Administrative Authority of Talcahuano decided that, due to the industrial waste fluids discharge on October 13, 2004, the Company should be fined an amount equivalent to 7,500 gold pesos, but the final decision from the Maritime Governor is still pending.

5)	Through Resolution No. 17 dated January 12, 2005, COREMA filed proceedings against the Company applying sanctions against the Itata Forestry Industrial Complex. The Company filed an appeal on February 16, 2005, which is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

6)	Through Resolution No. 292 dated May 2, 2005, COREMA resolved to begin sanction proceedings against the Valvidia Plant for alleged violations of the parameters for industrial fluid waste. On May 13, 2005, the Company filed its response. Through resolution No. 378, dated June 7, 2005, COREMA resolved to sanction the Company with a fine equivalent to 200 UTM.

7)	Through Resolution No. 428 dated July 6, 2005, COREMA resolved to begin a sanction proceeding against the Valdivia Plant due to an alleged mishandling of waste disposed in the dumping site of the Valdivia Plant. The Valdivia Plant filed its response, and the matter is pending final resolution.

8)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent, and the matter is currently in progress.

9)	Regarding the Company’s subsidiary Paneles Arauco S.A., through Resolution No. 18 dated January 12, 2005, COREMA for the Eighth Region of Chile filed sanction proceedings against the Company regarding its panel plant located next to Itata’s Forestry Industrial Complex. The Company has filed an appeal, which is currently pending resolution.

Sanctions received during 2004:

1)	On April 6, 2004, in Resolution 554, the Health Board of Valdivia fined the Company 100 UTM for excessive noise levels at the Valdivia Plant. The Company paid the fine within the required legal period.

2)	On April 15, 2004, in Resolution 610, the Health Board of Valdivia fined the Company 1,000 UTM for the emission of odors at the Valdivia Plant. The Resolution was appealed to the Civil Court of Valdivia and is currently pending. The fine had been paid previously.

3)	The Court of the Local Police of San José de la Mariquina, due to the lack of definite completion of the construction work at the Valdivia Plant, in case No. 288-2004, on April 2, 2004, fined the Company $502,699,434 (U.S.$ 790 thousand at the exchange rate as of June 30, 2004). An appeal was filed in the Honorable Court of Appeals of Valdivia and is currently pending. The construction was registered with the City Hall on April 8, 2004.

4)	The Regional Environmental Commission, in Resolution 387, dated May 24, 2004, fined the Company 900 UTM for the non-fulfilment of norms and conditions established by the Evaluating System of Environmental Impact. The Resolution was appealed in the Civil Court of Puerto Montt on June 4, 2004. 10% of the total amount of the fine had been cancelled previously.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the periods ended June 30, 2004 and 2005 were U.S.$1,403 thousand and U.S.$1,490 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense” on the consolidated statements of income. The costs recorded for each year are shown below.

	As of June 30,
	2004 ThU.S.$	2005 ThU.S.$
Stamp tax	5,876	4,822
Underwriters commission	5,331	6,026
Rate insurance commission	133	66
Risk evaluation	66	54
Accounting advice	18	13
Printing costs	54	78
Legal advice	472	1,838
Repayment of bonds	3,380	2,941
Other	239	238

Total bond issue costs	15,569	16,076

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	US$	23.60 million	2005
Nueva Aldea (formerly named the Itata Mill)	US$	220.40 million	2005
construction project		169.20 million	2006

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended June 30, 2005.

•	Activities of monitoring, analysis and treatments of gases and effluents. Spent: U.S.$4,829 thousand (U.S.$ 2,364 thousand in 2004). Estimated future cost: U.S.$ 10,392 thousand (U.S.$ 463 thousand in 2004).

•	Payment related to environmental protection as a consequence of the Nueva Aldea Project (formerly named the Itata Mill project). Spent: U.S.$ 9,071 thousand. Estimated future cost: U.S.$12,050 thousand.

•	Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$ 64 thousand. Estimated future cost: U.S.$ 60 thousand.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and June 30, 2005 these subsidiaries paid U.S.$115 thousand (U.S.$ 109 thousand in 2004) in relation to the system and anticipate that an additional U.S.$ 68 thousand (U.S.$ 75 thousand in 2004) will be spent.

28.	SUBSEQUENT EVENTS

The Board of Directors of ARAUCO, in a meeting held on August 11, 2005, agreed to resume the operations of San José de la Mariquina Pulp Mill, which was shut down by voluntary decision since the beginning of June 2005 in order to clarify with the regional environmental authority the technical-juridical conditions allowing a safe and steady functioning of the mill.

No other events have occurred since June 30, 2005 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Matías Domeyko C.
Controller	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: August 25, 2005	By:	/s/ MATIAS DOMEYKO C.
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer